CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Global Medium-Term Notes, Series A	$1,500,000	$193.20

(1)               Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement dated November 22, 2013 (To the Prospectus dated July 19, 2013 and the Prospectus Supplement dated July 19, 2013)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-190038

$1,500,000 Autocallable Review Notes due December 9, 2014 Linked to Palladium Global Medium-Term Notes, Series A

General

•                   The Notes are designed for investors who seek early exit prior to maturity for a call premium if the Averaged Settlement Price (as defined below) of the reference asset is at or above the call level on any of the six review dates.  If the Notes are not called, investors are protected at maturity against up to a 30% decline of the reference asset but will lose some or all of their principal if the final price of the reference asset declines from the initial price by more than 30%.  Investors in the Notes should be willing to accept this risk of loss and be willing to forgo interest in exchange for the opportunity to receive a premium payment if the Notes are called.

•                   The first review date, and therefore the earliest call date, is February 4, 2014†.

•                   Senior unsecured obligations of Barclays Bank PLC maturing December 9, 2014†.

•                   Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.

•                   The Notes priced on November 22, 2013 (the “pricing date”) and are expected to issue on November 27, 2013 (the “issue date”).

Key Terms	Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Reference Asset:

Palladium, as described under “Reference Assets—Commodities—Settlement Price” in the prospectus supplement.  For reference purposes only, the Bloomberg ticker symbol for the reference asset is “PLDMLNPM <Comdty>”.

Automatic Call:

On any review date, if the arithmetic average of the settlement price of the reference asset on each of the five averaging dates applicable that review date (the “Averaged Settlement Price”) is greater than or equal to the call level, the Notes will be automatically called for a cash payment per Note that will vary depending on the applicable review date and call premium, determined as set forth under “Call Price” below.  After the Call Price is paid on the applicable Call Settlement Date, no further amounts will be owed to you under the Notes.

Call Level:	$702.98/troy ounce, which is 97.50% of the initial price

Call Price:

If the Notes are redeemed pursuant to an Automatic Call, on the applicable Call Settlement Date, you will receive your principal amount plus a call premium calculated as follows per $1,000 principal amount Note:

•                   1.00% × $1,000 if called on the first review date

•                   2.00% × $1,000 if called on the second review date

•                   3.00% × $1,000 if called on the third review date

•                   4.00% × $1,000 if called on the fourth review date

•                   5.00% × $1,000 if called on the fifth review date

•                   6.00% × $1,000 if called on the final review date

Payment at Maturity:

If the Notes are not called and a mandatory redemption is not triggered, you will receive a payment at maturity determined as follows:

•                   If the reference asset return is greater than or equal to -30%, you will receive the principal amount of your Notes at maturity.

•                   If the final price declines from the initial price by more than 30%, your investment will be fully exposed to the decline in the reference asset, and you will lose 1% (or fraction thereof) of the principal amount of your Notes for every 1% (or fraction thereof) that the final price has declined from the initial price.  Accordingly, if the reference asset return is less than -30%, your payment per $1,000 principal amount Note will be calculated as follows:

$1,000 + [$1,000 x Reference Asset Return]

If the Notes are not called, you will lose some or all of your investment at maturity if the final price declines from the initial price by more than 30%.

Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Selected Risk Considerations —Credit of Issuer” in this pricing supplement.

(Key Terms continued  on the next page)

	Initial Issue Price[1]	Price to Public[2]	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	$1,000	100%	1%	99%
Total	$1,500,000	$1,500,000	$15,000	$1,485,000

1                     Our estimated value of the Notes on the pricing date, based on our internal pricing models, is $984.00 per Note.  The estimated value is less than the initial issue price of the Notes.  See “Additional Information Regarding Our Estimated Value of the Notes” on page PS-7 of this pricing supplement.

2                     The price to the public for any single purchase by an investor in certain trust accounts, who is not being charged the full selling concession or fee by other dealers of approximately 1%, is 99%.  The price to the public for all other purchases of Notes is 100%.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

We may use this pricing supplement in the initial sale of Notes.  In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.  The Notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

Reference Asset Return:	The performance of the reference asset from the initial price to the final price, calculated as follows: Final Price – Initial Price Initial Price

Initial Price:	$721/troy ounce, the settlement price of the reference asset on the pricing date.

Final Price:	The Averaged Settlement Price for the final review date.

Averaged Settlement Price:	For any review date, the arithmetic average of the settlement price of the reference asset on each of the five averaging dates applicable to that review date (rounded to two decimal places).

Review Dates[1]:

February 4, 2014 (first review date), April 2, 2014 (second review date), June 2, 2014 (third review date) , July 31, 2014 (fourth review date), October 1, 2014 (fifth review date) and December 4, 2014 (final review date)

Averaging Dates[1]:

The averaging dates applicable to each review date are as follows:

First review date: January 29, 2014, January 30, 2014, January 31, 2014, February 3, 2014, February 4, 2014

Second review date: March 27, 2014, March 28, 2014, March 31, 2014, April 1, 2014, April 2, 2014

Third review date: May 27, 2014, May 28, 2014, May 29, 2014, May 30, 2014, June 2, 2014

Fourth review date: July 25, 2014, July 28, 2014, July 29, 2014, July 30, 2014, July 31, 2014

Fifth review date: September 25, 2014, September 26, 2014, September 29, 2014, September 30, 2014, October 1, 2014

Final review date: November 28, 2014, December 1, 2014, December 2, 2014, December 3, 2013, December 4, 2014

Call Settlement Date:

If the Notes are subject to an Automatic Call, payment will be made on the fifth business day after the applicable review date; provided, however, if the Notes are called less than five business days prior to the maturity date, the Call Settlement Date will be the maturity date.

Maturity Date[1]:	December 9, 2014

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06741TZ83 / US06741Z836

†                    Subject to postponement in the event of a market disruption event as described under “Reference Assets— Commodities —Market Disruption Events Relating to Securities with a Commodity as the Reference Asset” in the prospectus supplement.

JPMorgan Placement Agent

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated July 19, 2013, as supplemented by the prospectus supplement dated July 19, 2013 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part.  This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•                  Prospectus dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295636/d570220df3asr.htm

•                  Prospectus Supplement dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295715/d570220d424b3.htm

Our SEC file number is 1-10257.  As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Hypothetical Examples of Amounts Payable Upon Automatic Call or at Maturity

The following table illustrates the hypothetical simple total return (i.e., not compounded and expressed as a percentage that results from comparing the payment upon a call or at maturity per $1,000 principal amount Note to the $1,000 issue price) on the Notes that could be realized on the applicable review date for a range of movements in the reference asset as shown under the column “Palladium Appreciation/Depreciation at Review Date.”  The following table reflects the initial price of $721/troy ounce, which results in a call level of $702.98/troy ounce for each of the review dates, and assumes the Averaged Settlement Prices as set forth below.  The actual Averaged Settlement Price for each review date will be determined based on the settlement price of the reference asset on the applicable averaging dates.  There will be only one payment on the Notes, whether called or at maturity.  An entry of “N/A” indicates that the Notes would not be called on the applicable review date and no payment would be made for such date.  The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes.  The numbers appearing in the following table and examples have been rounded for ease of analysis.  The examples below do not take into account any tax consequences from investing in the Notes.

Averaged Settlement Price at Review Date (USD/troy ounce)	Palladium Appreciation/ Depreciation at Review Date	Total Return at First Review Date	Total Return at Second Review Date	Total Return at Third Review Date	Total Return at Fourth Review Date	Total Return at Fifth Review Date	Total Return at Final Review Date*

1,297.80	80.00%	1.000%	2.000%	3.000%	4.000%	5.000%	6.000%
1,225.70	70.00%	1.000%	2.000%	3.000%	4.000%	5.000%	6.000%
1,153.60	60.00%	1.000%	2.000%	3.000%	4.000%	5.000%	6.000%
1,081.50	50.00%	1.000%	2.000%	3.000%	4.000%	5.000%	6.000%
1,009.40	40.00%	1.000%	2.000%	3.000%	4.000%	5.000%	6.000%
937.30	30.00%	1.000%	2.000%	3.000%	4.000%	5.000%	6.000%
865.20	20.00%	1.000%	2.000%	3.000%	4.000%	5.000%	6.000%
793.10	10.00%	1.000%	2.000%	3.000%	4.000%	5.000%	6.000%
757.05	5.00%	1.000%	2.000%	3.000%	4.000%	5.000%	6.000%
739.03	2.50%	1.000%	2.000%	3.000%	4.000%	5.000%	6.000%
721.00	0.00%	1.000%	2.000%	3.000%	4.000%	5.000%	6.000%
702.98	-2.50%	1.000%	2.000%	3.000%	4.000%	5.000%	6.000%
684.95	-5.00%	N/A	N/A	N/A	N/A	N/A	0.00%
648.90	-10.00%	N/A	N/A	N/A	N/A	N/A	0.00%
612.85	-15.00%	N/A	N/A	N/A	N/A	N/A	0.00%
576.80	-20.00%	N/A	N/A	N/A	N/A	N/A	0.00%
510.30	-30.00%	N/A	N/A	N/A	N/A	N/A	0.00%
432.60	-40.00%	N/A	N/A	N/A	N/A	N/A	-40.00%
360.50	-50.00%	N/A	N/A	N/A	N/A	N/A	-50.00%
288.40	-60.00%	N/A	N/A	N/A	N/A	N/A	-60.00%
216.30	-70.00%	N/A	N/A	N/A	N/A	N/A	-70.00%
144.20	-80.00%	N/A	N/A	N/A	N/A	N/A	-80.00%
72.10	-90.00%	N/A	N/A	N/A	N/A	N/A	-90.00%
0.00	-100.00%	N/A	N/A	N/A	N/A	N/A	-100.00%

*Total returns at final review date reflect the call price applicable to the final review date if the Notes are called on the final review date, which will occur if the Averaged Settlement Price is greater than or equal to the call level, or the payment at maturity if the Notes are not called.

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The price of the reference asset increases from the initial price of $721/troy ounce to an Averaged Settlement Price of $793.10/troy ounce on the first review date.

Because the Averaged Settlement Price on the first review date of $793.10/troy ounce is greater than the call level of $702.98/troy ounce, the Notes are automatically called, and the investor receives a single payment of $1,010.00 per $1,000 principal amount Note.  No further amounts are owed under the terms of the Notes.

Example 2: The price of the reference asset decreases from the initial price of $721/troy ounce to an Averaged Settlement Price of $684.95/troy ounce on the first review date, $648.90/troy ounce on the second review date, $612.85/troy ounce on the third review date, $576.80/troy ounce on the fourth review date, $648.90 on the fifth review date and $684.95 on the final review date.

Because the Averaged Settlement Price on each of the review dates is less than the call level of $702.98/troy ounce, the Notes are not called.  Because the reference asset return of -5.00% is greater than or equal to -30%, the payment at maturity is the principal amount of $1,000 per $1,000 principal amount Note.

Example 3: The price of the reference asset decreases from the initial price of $721/troy ounce to an Averaged Settlement Price of $684.95/troy ounce on the first review date, $648.90/troy ounce on the second review date, $612.85/troy ounce on the third review date, $576.80/troy ounce on the fourth review date, $504.70 on the fifth review date and $360.50 on the final review date.

Because the Averaged Settlement Price on each of the review dates is less than the corresponding call level of $702.98/troy ounce, the Notes are not called.  Because the reference asset return of -50.00% is less than -30%, investor will receive a payment that is less than the principal amount calculated as follows for each $1,000 principal amount Note:

$1,000 + [$1,000 × Reference Asset Return] = $500.00

$1,000 + [$1,000 × -50.00%] = $500.00

Selected Purchase Considerations

•                  Market Disruption Events and Adjustments—The averaging dates, the maturity date, the payment upon an automatic call or at maturity and the reference asset are subject to adjustment as described in the following sections of the prospectus supplement:

o                 For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Commodities—Market Disruption Events Relating to Securities with a Commodity as the Reference Asset”; and

o                 For a description of further adjustments that may affect the reference asset, see “Reference Assets—Commodities—Discontinuation of Trading; Alteration of Method of Calculation”.

•                  Appreciation Potential—If the Averaged Settlement Price of the reference asset is greater than or equal to the applicable call level on a review date, your investment will yield a payment per Note of $1,000 plus: (i)  1.00% × $1,000 if called on the first review date; (ii)  2.00% × $1,000 if called on the second review date; (iii)  3.00% × $1,000 if called on the third review date; (iv)  4.00% × $1,000 if called on the fourth review date; (v) 5.00% × $1,000 if called on the fifth review date; or (vi) 6.00% × $1,000 if called on the final review date;

•                  Potential Early Exit with Appreciation as a Result of Automatic Call Feature—While the original term of the Notes is just over one year, the Notes will be called before maturity if the Averaged Settlement Price of the reference asset is at or above the applicable call level on a review date, and you will be entitled to the applicable premium payment set forth on the cover of this pricing supplement.

•                  Limited Protection Against Loss— If the Notes are not called, your payment at maturity of the principal amount of the Notes is protected against a decline in the final price, as compared to the initial price, of up to 30%.  If the final price declines from the initial price by more than 30%, you will lose an amount equal to 1% (or fraction thereof) of the principal amount of your Notes for every 1% (or fraction thereof) that the final price of the reference asset is less than the initial price. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Selected Risk Considerations—Credit of Issuer” in this pricing supplement.

•                  Material U.S. Federal Income Tax Considerations— The material tax consequences of your investment in the Notes are summarized below.  The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.  Except as noted under “Non-U.S. Holders” below, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement.  In addition, this discussion applies to you only if you are an initial purchaser of the Notes; if you are a secondary purchaser of the Notes, the tax consequences to you may be different.

The following section is the opinion of our special tax counsel, Sullivan & Cromwell LLP, and it assumes that the description of the terms of the Notes in this pricing supplement is materially correct.  There is no judicial or administrative authority that discusses how your Notes should be treated for U.S. federal income tax purposes.  Based on a representation from the Issuer regarding the risk that a holder of the Notes will lose a significant amount of its investment in the Notes, it would be reasonable to treat the Notes as debt instruments for U.S. federal income tax purposes.  The Issuer intends to treat the Notes as debt instruments for U.S. federal income tax purposes, and except as otherwise noted the discussion below assumes that the Notes will be treated as such.  You should consult your tax advisor concerning the consequences of this tax treatment as compared with potential alternative tax treatments, such as treating the Notes as pre-paid derivative contracts.

If the Notes are treated as debt instruments for U.S. federal income tax purposes, the tax treatment of your Notes depends upon whether (i) the Notes should be treated as debt instruments subject to the special rules governing contingent payment debt instruments for U.S. federal income tax purposes or (ii) the Notes should be subject to special rules for debt instruments that provide for alternative payment schedules, one of which is significantly more likely than not to occur (the “Alternative Payment Schedule Rules”).  The Issuer believes that there is no single alternative payment schedule on the Notes that is significantly more likely than not to occur, and it intends to take such position for U.S. federal income tax purposes.  If this position is respected, the Notes will be treated as debt instruments subject to the special rules governing contingent payment debt instruments for U.S. federal income tax purposes.

Under the rules governing contingent payment debt instruments, if you are a U.S. individual or taxable entity, you generally will be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield for the Notes and pay tax accordingly, even though you will not receive any payments from us until redemption or maturity.  This comparable yield is determined solely to calculate the amount on which you will be taxed prior to redemption or maturity and is neither a prediction nor a guarantee of what the actual yield will be.  In addition, any gain you may recognize on the sale, redemption or maturity of the Notes would be taxed as ordinary interest income and any loss you may recognize on the sale, redemption or maturity of the Notes would generally be ordinary loss to the extent of the interest you previously included as income in respect of the Notes and thereafter would be capital loss.  If you are a noncorporate holder, you would generally be able to use such ordinary loss to offset your income only in the taxable year in which you recognize the ordinary loss and would generally not be able to carry such ordinary loss forward or back to offset income in other taxable years.

If you purchase your Notes for an amount that differs from the principal amount of the Notes, you may be subject to special tax rules as described in “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement (in particular, the rules that apply when a U.S. holder purchases a contingent payment debt instrument for an amount that differs from the adjusted issue price of that contingent payment debt instrument at the time of the purchase).  These rules are complex and therefore holders are urged to consult their tax advisors regarding these rules.

For a further discussion of the tax treatment of your Notes, including information regarding obtaining the comparable yield for your Notes and the tax consequences to secondary purchasers of the Notes, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

Alternative Treatments.  There is no judicial or administrative authority that discusses how your Notes should be treated for U.S. federal income tax purposes, and accordingly it could be asserted that your Notes should be treated in a different manner than discussed above.  For example, it is possible that the Notes should be subject to Alternative Payment Schedule Rules.  The Alternative Payment Schedule Rules are discussed further under “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Notes With a Payment Schedule that is Significantly More Likely than Not to Occur” in the accompanying prospectus supplement.  However, the application of the Alternative Payment Schedule Rules to an instrument such as the Notes is unclear, and accordingly you should consult your tax advisor regarding this alternative treatment.

It is also possible that your Notes could be treated as a pre-paid cash-settled derivative contract with respect to the Reference Asset.  If your Notes are so treated, you should generally recognize capital gain or loss upon the sale, redemption or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes.  Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year, and otherwise should generally be short-term capital gain or loss.  Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income.  A discussion of the U.S. federal income tax consequences of characterizing your Notes as a pre-paid cash-settled derivative contract can be found under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Derivative Contracts” in the accompanying prospectus supplement.

Non-U.S. Holders.  Barclays currently does not withhold on payments to non-U.S. holders in respect of instruments such as the Notes.  However, if Barclays determines that there is a material risk that it will be required to withhold on any such payments, Barclays may withhold on any payments at a 30% rate, unless you have provided to Barclays an appropriate and valid Internal Revenue Service Form W-8.  Non-U.S. holders will also be subject to the general rules regarding information reporting and backup withholding as described under the heading “Certain U.S. Federal Income Tax Considerations—Information Reporting and Backup Withholding” in the accompanying prospectus supplement..

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the reference asset.  These risks are explained in more detail in the “Risk Factors” sections of the prospectus supplement, including but not limited to the risk factors discussed under the following headings:

o                 “Risk Factors—Risks Relating to All Securities”;

o                 “Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”;

o                 “Risk Factors—Additional Risks Relating to Securities with a Maximum Return, Maximum Rate, Ceiling or Cap”;

o                 “Risk Factors—Additional Risks Relating to Securities Which We May Call or Redeem (Automatically or Otherwise)”;

o                 “Risk Factors—Additional Risks Relating to Securities with a Barrier Percentage or Barrier Level”;

o                 “Risk Factors—Additional Risks Relating to Notes Which Are Not Characterized as Being Fully Principal Protected or Are Characterized as Being Partially Protected or Contingently Protected”; and

o                 “Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Commodities, an Index Containing Commodities, Shares or Other Interests in an Exchange-Traded Fund Invested in Commodities or Based in Part on Commodities”.

In addition to the risks discussed under the headings above, you should consider the following:

•                  Your Investment in the Notes May Result in a Loss—If the Notes are not called and the final price declines by more than 30% compared to the initial price, you will be fully exposed to the decline in the final price from the initial price, and you will lose some or all of your investment.

•                  Limited Return on the Notes—Your potential gain on the Notes will be limited to the applicable call premium for a review date, as set forth on the cover of this pricing supplement, regardless of the appreciation in the price of the reference asset, which may be significant.  In addition, the settlement price of the reference asset at various times during the term of the Notes could be higher than the Averaged Settlement Price on the review dates, and you may receive a lower payment if called or at maturity, as the case may be, than you would have if you had invested directly in the reference asset.

•                  Credit of Issuer — The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes, including any repayment of principal, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.  In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•                  No Interest Payments—As a holder of the Notes, you will not receive interest payments.

•                  Lack of Liquidity— The Notes will not be listed on any securities exchange.  Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice.  Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•                  Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•                  Taxes— The U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above.  Please see the discussion under “Material U.S. Federal Income Tax Considerations” above.  You should consult your tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning the Notes in your particular circumstances.

•                  Reinvestment risk — If your Notes are automatically called prior to the final review date, the term of the Notes could be as short as approximately two months.  There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes in a comparable investment with a similar level of risk in the event the Notes are called prior to the maturity date.

•                  Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the price of the reference asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o                 the expected volatility of the price of the reference asset, and of the prices of exchange-traded futures contracts for the purchase or delivery of the reference asset;

o                 the time to maturity of the Notes;

o                 interest and yield rates in the market generally;

o                 a variety of economic, financial, political, regulatory or judicial events;

o                 global supply and demand for the reference asset, and supply and demand for exchange-traded futures contracts for the purchase or delivery of the reference asset;

o                 supply and demand for the Notes; and

o                 our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•                  Suitability of the Notes for Investment —You should reach a decision to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this pricing supplement, the prospectus supplement, and the prospectus. Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the suitability of the Notes for investment.

•                  The Notes May Be Subject to Certain Risks Specific to Palladium—Palladium is a precious metal. Consequently, in addition to factors affecting commodities generally that are described herein and in the prospectus supplement, the Notes may be subject to a number of additional factors specific to precious metals, and in particular Palladium, that might cause price volatility.  These may include, among others:

o                 disruptions in the supply chain, from mining to storage to smelting or refining;

o                 adjustments to inventory;

o                 variations in production costs, including storage, labor and energy costs;

o                 costs associated with regulatory compliance, including environmental regulations; and

o                 changes in industrial, government and consumer demand, both in individual consuming nations and internationally.

These factors interrelate in complex ways, and the effect of one factor may offset or enhance the effect of another factor and may adversely affect the market value of the Notes.

•                  Owning the Notes is not the Same as Owning Palladium, Futures Contracts for Palladium or Certain Other Commodity Related Contracts Directly — The return on your Notes will not reflect the return you would realize if you actually purchased Palladium, futures contracts for Palladium or exchange-traded or over-the-counter instruments based on the price of Palladium.  You will not have any rights that holders of such assets or instruments have.

•                  Prices of Commodities and Commodity Futures Contracts are Highly Volatile and May Change Unpredictably — Commodity prices are highly volatile and, in many sectors, have experienced increased volatility in recent periods. Commodity prices are affected by numerous factors including: changes in supply and demand relationships (whether actual, perceived, anticipated, unanticipated or unrealized); weather; agriculture; trade; fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments; changes in interest rates, whether through governmental action or market movements; monetary and other governmental policies, action and inaction; macroeconomic or geopolitical and military events, including political instability in some oil-producing countries; and natural or nuclear disasters. Those events tend to affect prices worldwide, regardless of the location of the event. Market expectations about these events and speculative activity also cause prices to fluctuate. These factors may adversely affect the performance of the reference asset and, as a result, the market value of the Notes, and the payment you will receive on the Notes, if any.

•                  The Estimated Value of Your Notes Might be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market—The estimated value of your Notes on the pricing date is based on a number of variables, including our internal funding rates.  Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market.  As a result of this difference, the estimated value referenced above may be lower if such estimated value were based on the levels at which our benchmark debt securities trade in the secondary market.

•                  The Estimated Value of Your Notes is Lower Than the Initial Issue Price of Your Notes—The estimated value of your Notes on the pricing date is lower than the initial issue price of your Notes.  The difference between the initial issue price of your Notes and the estimated value of the Notes is a result of certain factors, such as any sales commissions paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

•                  The Estimated Value of the Notes is Based on Our Internal Pricing Models, Which May Prove to be Inaccurate and May be Different from the Pricing Models of Other Financial Institutions—The estimated value of your Notes on the pricing date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize.  These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions which may be purchasers or sellers of Notes in the secondary market.  As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

•                  The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if any, and Such Secondary Market Prices, If Any, Will Likely be Lower Than the Initial Issue

Price of Your Notes and Maybe Lower Than the Estimated Value of Your Notes—The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do).  The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes.  Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes.  As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the maturity date could result in a substantial loss to you.

•                  The Temporary Price at Which We May Initially Buy The Notes in the Secondary Market And the Value We May Initially Use for Customer Account Statements, If We Provide Any Customer Account Statements At All, May Not Be Indicative of Future Prices of Your Notes—Assuming that all relevant factors remain constant after the pricing date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the pricing date, as well as the secondary market value of the Notes, for a temporary period after the initial issue date of the Notes.  The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

•                  We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest—We and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation.  Additionally, the role played by Barclays Capital Inc., as a dealer in the Notes, could present it with significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes and such compensation or financial benefit may serve as an incentive to sell these Notes instead of other investments.  We may pay dealer compensation to any of our affiliates acting as agents or dealers in connection with the distribution of the Notes.  Furthermore, we and our affiliates make markets in and trade various financial instruments or products for their own accounts and for the account of their clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, instruments or assets that may serve as the underliers, basket underliers or constituents of the underliers of the Notes.  Such market making, trading activities, other investment banking and financial services may negatively impact the value of the Notes.  Furthermore, in any such market making, trading activities, and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the Notes.  We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities.

Historical Information

The following graph sets forth the historical performance of the reference asset based on the daily settlement price from January 2, 2007 through November 22, 2013.  The settlement price of the reference asset on November 22, 2013 was USD 721/troy ounce.

We obtained the information below from Bloomberg, L.P.  We have not independently verified the accuracy or completeness of the information obtained from Bloomberg, L.P.  The historical prices of the reference asset should not be taken as an indication of future performance, and no assurance can be given as to the settlement price of the reference asset on any day during the term of the Notes, including on the averaging dates.  We cannot give you assurance that the performance of the reference asset will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

Additional Information Regarding Our Estimated Value of the Notes

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates.  Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market.  Our estimated value on the pricing date is based on our internal funding rates.  Our estimated value of the Notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the pricing date is less than the initial issue price of the Notes.  The difference between the initial issue price of the Notes and our estimated value of the Notes results from several factors, including any sales commissions paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

Our estimated value on the pricing date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after pricing date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the pricing date for a temporary period expected to be approximately two months after the initial issue date of the Notes because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes which we will no longer expect to incur over the term of the Notes.  We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes.  The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and JPMorgan Securities LLC will act as placement agents for the Notes pursuant to separate placement agency agreements with the issuer and will receive a fee pursuant to its agreement that will not exceed $10.00 per $1,000 principal amount Note. JPMorgan Securities LLC may act on behalf of an affiliate and may reallow all or a portion of fees received in connection with the distribution of the Notes to such affiliate.